Filed by Spring Valley Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Spring Valley Acquisition Corp.
Commission File No. 001-39736

AeroFarms Interview

Wednesday, May 5, 2021, 12:00 PM

CORPORATE PARTICIPANTS Jack Sweeney - CFO Thought Leader Podcast Guy Blanchard - AeroFarms CFO

PRESENTATION

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Jack Sweeney

This is Episode 697.

Guy Blanchard

So, this is a vehicle for us to go public in a way that provides us with the financing we need to grow our business in a way that the public, after the close of the merger, will be able to partner and invest with us as well. This is really transformational. It’s a merger that when closed, will provide $357 million of gross proceeds to the company and allow us to go execute on a business plan of building and operating farms across North America.

Jack Sweeney

Hi, it’s Jack. On Today’s show, we speak with CFO, Guy Blanchard, of AeroFarms. Back in 2014, when Guy Blanchard first entered the CFO office at AeroFarms, the indoor vertical farming company had roughly 20 employees and a commercial farm prototype under construction.

Seven years and four rounds of private funding later, AeroFarms last month broke ground on its third commercial farm in Danville, Virginia and a research center in Abu Dhabi. Meanwhile, this past March, AeroFarms demonstrated its appetite for innovation extends beyond farming techniques when it announced a merger with Spring Valley Acquisition Corps, a SPAC, the company now expects to use as a vehicle to go public.

Our talk with AeroFarms’s CFO, Guy Blanchard, after this.

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Jack Sweeney

Hello, we’re speaking with Guy Blanchard, CFO of AeroFarms. Guy, welcome.

Guy Blanchard

Hi, happy to be here.

Jack Sweeney

So, Guy, we’re going to begin where we always do, which is to ask you to look back for us and again, your personal experiences on the way to the CFO office, that’s what separates you from every other finance leader, and that’s what we believe is quite interesting at times. Would you mind sharing with us just a few of those experiences you feel prepared you for a finance leadership role?

Guy Blanchard

Sure. I have a little bit of a unique path, perhaps. I was a CFO early in my career, after I graduated from UC Davis with my undergraduate degree. I went to a small little manufacturing company out in Woodland, California and a little bit through luck and attrition, ended up becoming CFO of a 100 person seasonal company there in my late-20s, or mid-20s I guess actually when it first occurred.

AeroFarms Interview

Wednesday, May 5, 2021, 12:00 PM

And, it was an amazing opportunity and experience and for a company of that size, CFO means everything. It means it was taking care of finances, taking care of operations. I started there as a systems analyst and had a focus on operations, how do we measure what we’re doing? How do we track that and how do we make sure that what we’re doing is profitable? And, that was a really fantastic framework.

Also, the owner of that business taught me about customer focus. This company made agricultural packaging products, a fairly generic product but had very loyal customers because of a fierce attention to customer needs.

Jack Sweeney

Hey, is it--do I have the timing right here? You become CFO of this company and then you go for an MBA?

Guy Blanchard

That’s right. As anything, doing--seeing that and having that experience showed me how much opportunity there was in this role and just in business and opened my eyes to what was out there and left that company and went back for my MBA.

Jack Sweeney

Please continue. I didn’t mean to interrupt.

Guy Blanchard

No, no. So, I think the second pivotal moment--and again, it was luck. It wasn’t really planning. When I graduated with my MBA, went to work for GATX Capital that at the time was a pretty big, diversified financing company, principal investor, manager of assets. And, they had, called an associate director program at the time, like GE used to have for associated director or leadership development, and that was a very, very well run company and instilled a rigor around modeling and attention to detail on taxes, on getting all of the numbers exactly right and understanding that the outcomes were driven by the attention at the front end and just saw wonderful leadership practices there and carry that with me.

After GATX, I wanted to, with another career stop, turn to finding something that could change the world. Like many people, we have a short time to make a difference and got involved in Sustainability Renewable Company, and from there, came to AeroFarms and here, was involved on the business development side ahead of moving into the CFO role a few years ago.

Jack Sweeney

Now, the types of companies you’ve been involved with along the way, is there a line that runs through all of them? Would you characterize them as entrepreneurial? Would you characterize them as largely energy focused or not?

Guy Blanchard

Well, I mean, you said entrepreneurial and I do think that I’ve been on each of the companies I’ve been with and the people I’ve been around have been about finding ways to build businesses that solve customer needs, whether that is the Ag products, financial services and investing, and here, really making a difference in revolutionizing agriculture and AeroFarms is the leader in vertical farming. We are growing and selling amazing leafy greens to customers, such as Whole Foods Market, ShopRite, Amazon Fresh, Fresh Direct, and this company has this wonderful footing of being the leader in a space that’s going to become very important in the world.

AeroFarms Interview

Wednesday, May 5, 2021, 12:00 PM

This means being able to grow plants and understand how plants grow and solve customer needs in a controlled way, delivering amazing fresh product, pesticide free, herbicide free, year round, localized product. There’s just a tremendous need for it in the U.S. and around the world. Here, this is the entrepreneurial sign on steroids, like many early companies were. I joined when the company had about 20 people in it and here, it was a vision to make something happen and we’re on--I’m a partner on this ride to do that.

Jack Sweeney

So, you arrive in 2014. What have been some of the milestones since that--your arrival?

Guy Blanchard

Sure. In 2014, the company was just getting going with what would become its commercial farm. It had a prototype sized farm that was being built, a company of about 20 people with a vision of what could be. And, through dedication, bringing in the capital that was needed for success, four successive rounds, and bringing in the right people and right skillsets, we’ve now demonstrated what can be done to grow a big business. And, it’s been transformational for the company, but it’s been interesting to side by side with other leadership, grow the company with the company in terms of providing the information that’s needed from the CFO’s role at each point in the company’s lifecycle. So, the needs of the CFO and demands on the CFO role change as the company matures.

Jack Sweeney

Can I ask you a question? On the website, the company is described as a certified B corporation and a public benefit corporation since 2017. What is that designation you’re making there? What does that mean exactly?

Guy Blanchard

Sure. So, first, both of these are recognizing what we are as a company. We are a sustainability focused company and the values of the B corporation, which have a scoring system for measuring sustainability, are such that we hit the B corporation standards without changing what we were doing because their values so much reflected what we are. But, the public benefit corporation is another level. Our top level company, Dream Holdings, is itself a public benefit corporation, which is a legal designation in Delaware and makes us have ESG values as a company formally in our charter as compared to just the B corporation certification.

Jack Sweeney

Okay, just for our listeners, as well as myself, vertical farming is the practice of growing crops in these vertically stacked layers and AeroFarms practices vertical farming but brings more specialized technologies to its practices. But, I guess what does it sell? What does AeroFarms sell?

Guy Blanchard

Well, I mean, in its most simple way, I’ll tell you. We’re building farms that are going to grow leafy greens and we’re going to sell them to customers that love our product. So, these are leafy greens that you buy in clamshells at a store. These are the most amazing leafy greens that are available. They’re clean, pesticide free, herbicide free, taste and texture that never had before, and customers love our product and buy a lot of it. So, this is an enormous market that right now is dominated by field farming and is ripe with the inefficiencies in field farming for change. So, our product is sold at the same price point as organic field farmed product in the stores and offers a greater customer value.

AeroFarms Interview

Wednesday, May 5, 2021, 12:00 PM

Jack Sweeney

Now, where are the farms? Where are they located?

Guy Blanchard

Now, we’re breaking ground at a new commercial farm in Danville, Virginia this month and as a company, we’re gearing ourselves to go build--or we’re going to do that successfully. So, the focus when I get up now is making sure that that’s going to have a smooth execution on time and on budget. And, additionally, we’re breaking ground this quarter on our R&D facility in Abu Dhabi in the UAE. So, it’s a time of considerable change. Even as we continue to watch our metrics at our current operation that I’ve already talked about, we’re growing and appropriately staffing and putting in the processes and controls and systems to track the financial health and operational health of these facilities as they come up.

Jack Sweeney

So, you mentioned a new R&D facility. Just curious what the R&D efforts really we’ll be focusing on as we go forward here?

Guy Blanchard

In the R&D, the Abu Dhabi R&D project is representative that AeroFarms is more than just about leafy greens, which is our business today. It’s about investment and solving other agricultural problems. An example of that is our recently announced partnership with Hortifrut to develop blueberries.

Jack Sweeney

Okay, well that’s helpful. Thank you. We want to find out, during your time there, can you share with us how you have set out to measure the performance of the business to discover how you’re allocating capital to certain areas and achieving what you wanted to achieve? Can you share with us some of the metrics that allowed you to do that?

Guy Blanchard

Absolutely. Modeling where we are and where we’re going and modeling what success looks like has been a key part of what I have brought to the company and we’ve invested in heavily from the beginning. We have a whole economics analysis group that has standardized models, standardized financial framework that’s used across the company and we’ve invested heavily in that. So, whether you’re a farmer working at the farm or you’re in the boardroom, you’re seeing the same information, measured the same way. And, the framework for having a vocabulary of what we’re trying to do and having that vocabulary have a common definition and having it reflect modeling so we understand what’s going on across the company has been a foundational piece that allows us to work together collaboratively.

So, whether you’re in finance or engineering or operations or in management or at the board level, have the common language to understand what goals--what measures we’re trying to achieve. And, for us, there’s a lot of them. The ones we’ve been focused on heavily as we wanted to demonstrate our farm are things like yield. Are we able to grow the plants? How does that yield reflect to price? Can we sell the product that we’re growing? Are we able to operate the farm, utilization, (INAUDIBLE), a whole lot of measures that make sure that when we have a P&L, we’re confident that that P&L is going to generate what we expect. And, then on the capital side, certainly understanding the capex, the capex per pound of production, and making sure that we’re going to be able to form the capital that’s necessary to grow the business.

AeroFarms Interview

Wednesday, May 5, 2021, 12:00 PM

Jack Sweeney

We’re always curious about the capital structure of a given company. Now, this company made some announcements I know recently and I thought I could just ask you to just share some of what was announced.

Guy Blanchard

Sure. This is really a great time to be having this discussion with you. We announced on March 26th a merger with Spring Valley Acquisition Corps, which is a SPAC. So, this is a vehicle for us to go public in a way that provides us with the financing we need to grow our business in a way that the pubic, after the close of the merger, will be able to partner and invest with us as well. This is really transformational. It’s a merger that when closed, would provide $357 million of gross proceeds to the company and allow us to go execute on a business plan of building and operating farms across North America.

Jack Sweeney

And, this came together--I mean, at the end of last year, was this already in discussion? Can you give us just a timeframe, how quickly something like this came together?

Guy Blanchard

Yeah, we were thinking about it in the fall and really went to market this year and had a quicker time at market than I think many people have and that Spring Valley, who’s the SPAC and acquire a partner here, we met early on in the process and they were a great match for us. They have gone through growth stage company like ours before, where they want companies that don’t have any technology risk; they just have the execution side of the equation to go do, so they’re familiar and have grown bellwether companies, such as us, in the past.

This allowed us to really quickly narrow and close with them in an accelerated timeline--well, announce the merger with them in an accelerated timeline.

Jack Sweeney

Okay. Well, let’s just to our signature question then, which is we ask you just to share one strategic moment of insight that you’ve experienced along the way that you either responded to by avoiding a risk or pursuing an opportunity perhaps. We call it the finance strategic moment question. Does anything come to mind when we ask you to share one finance strategic moment that you’ve experienced?

Guy Blanchard

I think it’s here at AeroFarms. I talked earlier about our focus on modeling, our focus on economics and understanding what matters. But, that in isolation doesn’t build a great business. What really allows us to build a business are the people that come in and getting these amazing people and we’re able to attract top people from top schools, top within industry, because they’re attracted to the mission we’re on and how do we get those economics, that language that we talked about, and make it become part of what everyone is working towards?

And, I think for me, there’s three pillars that have come to exist from it. There’s understanding the modeling, understanding what we need to do as a business so that economic piece, and communicating that and those KPIs. A partner to that, though, is knowing what we want to do. What are the goals of the company? What are we setting out to achieve and how are we holding ourselves accountable for that?

AeroFarms Interview

Wednesday, May 5, 2021, 12:00 PM

And, we’ve implemented OKRs. I know they’ve been talked about on some of your podcasts before, but creating clear vision of where we’re going in terms of objectives and then putting the key results of how do we know when we’ve gotten there and then putting the KPIs that are partners with that together is needed for success. But, really, perhaps the most important aspect is culture and here, we have what we call our care principles, where it gives people a framework of how to work with each other.

And, our care principles, collaboration, communication, accountability, agility, respect, and perhaps most importantly, empowerment. We’re going out. We’re growing this great company and we have this enormous potential of people and getting leadership organized to lead and getting the people in the organization empowered to go do the things that they can do and how you need each of those legs for things to work together I think has been something that’s come together for me here as it hasn’t before in my career and something that we’re all investing a lot of effort to make a reality.

Jack Sweeney

Can you share with us your involvement with establishing the OKR approach within the business?

Guy Blanchard

Sure. The OKRs came to life through our CEO as the advocate for them primarily, but it’s something that everyone in the leadership team co-leads and is actively a part of. It’s a very collaborative effort to come up with the OKRs that make sense for the entire organization. So, it’s not just top-down. It’s a process that takes investment, it takes real effort to be successful, and because of that, it involves everyone throughout the company.

Jack Sweeney

Do they go very deep? Do they go all the way?

Guy Blanchard

Yeah, for us, we have company level. We have departmental level and those departmental levels flow down to each person’s individual goals for the year. We don’t call them OKRs at that individual person level, but it all fits together so that each activity we’re undertaking is resourced with the people, with the finances, with whatever it needs to be successful and drive--

Jack Sweeney

--Excellent. Is there--one last question on that. Where did you turn to, a blueprint? Did your CEO have a blueprint for how to execute OKRs?

Guy Blanchard

That’s an interesting question. We, I think as a company, started with the book Measure What Matters. I think that’s a good starting point. But, in a way, it’s almost a complex book to read because it’s not a roadmap. It’s not a prescriptive approach. Parts of it almost seem to be in contradiction with each other and I think what is great about that is that the OKR framework has to be adapted for the company that’s using it to be what is important to them. And, for us, the process of developing it and frankly, it’s an ongoing process now. How do we make that framework most effective for us? How can we really drive our company’s results to it? It’s something that has to come from within the company, not from a prescriptive approach from the outside.

AeroFarms Interview

Wednesday, May 5, 2021, 12:00 PM

Jack Sweeney

When we return, CFO Guy Blanchard enters the Mentoring Round.

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Jack Sweeney

Say hi. We’re back with CFO Guy Blanchard and we’re entering the Mentoring Round. Guy, we’re going to ask you to look back again and it might be that very, very first CFO role that you had or I’ll leave it to you which one you want to choose. But, the first time the CFO responsibilities fell on your shoulders.

If you go back in time, what would you tell yourself, if you think back to that first week you were in the role, that first month, that first quarter? If you could go back in time and give yourself a piece of advice, what would it be?

Guy Blanchard

Use mentors. Use the people around you that have been on the course you’re on to absorb best practices and make that part of what you do as a CFO and rely on that network.

Jack Sweeney

Excellent. Now, if we were to speak to a family member, perhaps they’d point out a habit that you have or part of your daily routine that the wisdom is, it keeps you on an even keel over time. Maybe it’s paid dividends professionally. But, do you have a personal habit or something you do professionally that you believe has paid dividends?

Guy Blanchard

What comes to mind is curiosity. I’m naturally curious and interested in the world around me, and it’s allowed me to go between jobs, between careers, and grow in the jobs I’ve been because I come at the roles each day with a genuine interest, not just trying to fulfil the roles of the job, but a genuine interest of everything about the science. We’re now at AeroFarms, about plants, about growing, about finance, about capital markets. And, coming at a role where you’re enjoying what you’re doing because it’s interesting, because you’re naturally stimulated by it is an incredibly wonderful thing to have as compared to the alternative.

Jack Sweeney

Would you have a book recommendation for us? Doesn’t have to be a business book.

Guy Blanchard

Well, I guess because we have a--can’t see it. I was going to pull it out. But, we were talking about OKRs earlier and I do think John Doerr’s book, Measure What Matters, is an excellent book for any leader wanting to get a glimpse of OKRs and determine if this is something that’s going to work for them.

Jack Sweeney

Yeah, thank you for that. It is a popular selection, so it’s the reason why I brought up OKRs with you more than we’ve been discussing all along here, so I appreciate the extra detail behind it. We are up to our final question, which is when we ask you to look forward for us and clearly, there’s quite a bit that has to happen this year for AeroFarms and quite a bit of activity that you’re involved in. But, we’re looking for your priorities as we go forward these next 12 months. What come to mind?

AeroFarms Interview

Wednesday, May 5, 2021, 12:00 PM

Guy Blanchard

So, this is just an amazing moment for the company where we’re transforming from being an earlier stage growth company to building a lot of farms and we have our Danville, Virginia farm breaking ground this month. We have our Abu Dhabi farm breaking ground, equipping the company to go execute on those projects on time and on budget, at the same time, we’re moving from being a well-managed private company to a well-managed public company and doing everything that that entails in terms of needing to bolster skillsets around SEC reporting, around activities that as a finance organization and administrative organization, we haven’t had to do before, and all the while keeping it a great place to work and growing a great profitable company.

Jack Sweeney

Guy Blanchard, thank you for joining us on CFO Thought Leader.

Guy Blanchard

Okay, thank you, Jack. It’s been fun.

Jack Sweeney

Hello, listeners. Do us a favor. Be certain to subscribe to CFO Thought Leader on Apple Podcasts or if you’re an Android user, check us out on Spotify or Google Play. If you like the show, please recommend it to a friend. Oh, and by the way, the CFO Yearbook 2021 print edition debuts on Amazon this quarter, featuring 100 profiles of finance leaders from our 2020 season. Would you like to learn more about our CFO guests? Order the CFO Yearbook 2021.

Thank you for supporting our efforts to bring you career journeys of CFOs driving change. We’ll be back with another episode very soon. Thank you for listening.

***

Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley intends to file the Proxy with the SEC, which will be distributed to holders of Spring Valley’s common stock in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley Stockholders with respect to the Proposed Transactions and other matters as described in the Proxy. After the preliminary Proxy has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy to its stockholders. Spring Valley Stockholders and other interested parties are urged to read the Proxy, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley Stockholders and other interested parties may obtain free copies of the preliminary Proxy and definitive Proxy (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

Participants in the Solicitation

Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020.

AeroFarms Interview

Wednesday, May 5, 2021, 12:00 PM

Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley Stockholders and other interested persons should read the Proxy carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

AeroFarms Interview

Wednesday, May 5, 2021, 12:00 PM